UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: August 4, 2014

Leading North American Financial Institution

Selects Sapiens DECISION

Sapiens DECISION decreases the risks and costs associated with evolving regulatory compliance by establishing a single point of truth for organizational business logic

Holon, Israel – August 4, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that a North American bank has selected Sapiens DECISION, a market-leading Decision Management solution. Sapiens DECISION will enable standardization and centralization of organizational decision logic, ensuring consistent and accurate logic management and operational decision-making across the enterprise.

“Leading financial institutions, in North America and globally, are increasingly interested in a business decision management solution that will help them streamline their operations and reduce costs in a competitive and changing market," said Roni Al-Dor, Sapiens president and CEO. "Sapiens DECISION, which uniquely combines one of the most widely-adopted business decision management methodologies with innovative technology, offers a holistic solution that enables financial institutions to focus on their core business.”

“Decision management improves the intelligence of business operations by enabling fast, consistent and precise fact-based decisions,” according to Find the Best Approach to Decision Management, a Gartner report from February, 2014. “The vast increase in the amount of available data, and the decreasing cost of computers, memory, mobile devices, sensors and communication networks, have given enterprises the opportunity to greatly improve their operational effectiveness and efficiency. However, they need decision management to help them deal with the volume of data and the complexity of computation in some modern decision-making scenarios.”

Sapiens DECISION is used by the world’s largest and most innovative financial institutions. The technology enables business users to efficiently and comprehensively develop, change, simulate and analyze the business logic that drives operations, governance and compliance. Further, the technology-agnostic platform ensures consistent execution and governance across all applications, complementing existing rules engines or business process management systems.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah Vice President Corporate Marketing and Communications Sapiens International Phone: +972-3-790 2026 Email: Yaffa.cohen-ifrah@sapiens.com